EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

March 4, 2019

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:	Tuscan Holdings Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-229657) (the "Registration Statement")

Dear Ms. Ravitz:

In connection with the Registration Statement on Form S-1 of Tuscan Holdings Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 a.m. on Tuesday, March 5, 2019 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO